Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-109482) pertaining to the 1999 Omnibus Stock Plan and the 2000 Employee Stock Purchase Plan of Texas Capital Bancshares, Inc., of our reports dated March 8, 2005, with respect to the consolidated financial statements of Texas Capital Bancshares, Inc., Texas Capital Bancshares, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Texas Capital Bancshares, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2004, and to the reference to our firm in Footnote 1 of the Selected Consolidated Financial Data table included in its Form 10-K.

/s/ Ernst & Young LLP

Dallas, Texas
March 8, 2005